Exhibit 99.1

Chairman’s Address 2020 Annual General Meeting

While the world responds and adjusts to the COVID-19 pandemic, at Alterity we’ve remained highly focused on preparing our lead compound ATH434 for further clinical development. Neurodegenerative diseases like our lead disease indication Multiple System Atrophy or MSA continue to devastate the patients inflicted and we remain committed to this patient population in advancing our treatment as quickly as possible whilst balancing the importance of building a strong foundation of data and evidence.

These diseases don’t halt in response to other medical and social crisis like we’re currently seeing around the world, and neither have we. Since announcing our Phase 1 clinical trial in May 2019, we’ve continued to analyse and build on the data and we are in a strong position to move into the next phase of clinical development.

We presented the fully analysed data results in July 2019 adding data from elderly participants to the healthy volunteers already presented. Encouragingly this data supported the strong safety profile and continued to be well tolerated. Systemic exposure to ATH434 was comparable between elderly and healthy volunteers. This information, along with previous results in the Phase 1 study, indicated that clinically tested doses achieve concentrations in the brain that are comparable with those associated with efficacy in animal models of disease. It’s also been encouraging to see the growing interest in ATH434 by the clinical and scientific communities with Alterity presenting data at conferences throughout the year.

The strong safety data and the dire outlook for patients with MSA supported both the US FDA and European Commission granting Orphan Drug designation to ATH434. Orphan Drug designation entitles Alterity to periods of market exclusivity and qualifies us for various development incentives.

We were also pleased to receive guidance from the FDA on the development pathway for ATH434 including the Phase 2 design study. We reached agreement with the FDA on the non-clinical investigations required to support the Phase 2 study and key elements of the study design including the proposed patient population, safety monitoring plan, and strategy for evaluating drug exposure during the study.

Importantly with any commercialisation strategy, but more now than ever with the impact of COVID-19 limiting the availability of clean clinical trial sites, it’s important to have optionality in our strategy. As such we’re pursuing a dual strategy in Europe and the US to ensure we can continue to advance the development program as rapidly as possible in the current environment. There is no doubt that COVID-19 has slowed down clinical programs around the world, and we have not been immune to this impact but remain confident of the path forward.

We also continue to mine our entire library of compounds for future opportunities. It was therefore pleasing for the United States Patent Office to grant a new US patent just this week that is central to our next generation drug development portfolio focussed on neurodegenerative diseases. The patent covers more than 150 novel pharmaceutical compositions that are designed to redistribute the labile iron implicated in Parkinson’s disease, Alzheimer’s disease and other neurodegenerative conditions and it presents us with a broad patent family to prosecute in the coming years.

We were also pleased to get the validation and support of institutional and sophisticated investors in the US, Australia and UK raising $35M in a placement. This provides us with the capital to proceed with confidence to commercialise ATH434.

Finally, I’d like to thank our Alterity teams in San Francisco and Melbourne, my fellow directors and our shareholders for your support and commitment.

END

Authorization & Additional information
This announcement was authorized by Geoffrey Kempler, Chairman and CEO of Alterity Therapeutics Limited. Contact:

Investor Relations

Rebecca Wilson, WE Communications

E: WE-AUAlterity@we-worldwide.com

Tp: +61 3 8866 121

About Alterity Therapeutics Limited and ATH434

Alterity’s lead candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by redistributing labile iron in the brain. In this way, it has potential to treat Parkinson’s disease and atypical forms of Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

ATH434 has been granted Orphan designation for the treatment of MSA by the US FDA and the European Commission.

For further information please visit the Company’s website at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434 (formerly PBT434), and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.